Koor Industries Ltd.
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                                                    Office Of Legal Counsel
                                                          21 Ha'arba'ah st.
                                                             Tel-Aviv 64739
                                                                     Israel
                                                         Tel.:972-3-6238420
                                                          Fax:972-3-6238425

                                                            12 February 2002


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
The Securities Authority    The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.      54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464             Tel Aviv 65202                Jerusalem 91007
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Fax: 02-6513940             Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (NO.02/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1.    Yesterday evening, the Company has published in the United
      States a press release regarding the following matter:

      o ECI Telecom Ltd.'s fourth quarter and yearly financial reports for the year 2001.

2.    Attached please find the press release.



                                    Yours Sincerely,


                                   Shlomo Heller, Adv.
                                      Legal Counsel






KOOR INDUSTRIES LTD. HOLDING ECI TELECOM ANNOUNCES FOURTH QUARTER AND YEAR END 2001 RESULTS

TEL AVIV, Israel - February 11, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that its major holding ECI Telecom (NASDAQ: ECIL) announced its Fourth Quarter and Year End 2001 results. Koor Industries hold 35% of ECI Telecom's shares.

ECI Telecom ("ECI"), a leading international telecom equipment manufacturer announced today that its revenues for the fourth quarter of 2001 were $232.8 million compared to $262.9 million in the third quarter of 2001 and $306.2 million in the fourth quarter of 2000. Gross profit was $62.9 million for the fourth quarter, 2001, compared to $78.5 million for the third quarter of 2001, and $56.3 million for the fourth quarter of 2000.

Operating loss for the fourth quarter, 2001 was $42.5 million, compared to $65.1 million in the third quarter of 2001, and $120.4 million for the fourth quarter of 2000. Net loss for the fourth quarter, 2001, was $43.1 million or $0.47 per diluted share in the fourth quarter of 2001, compared to $76.8 million, or $0.83 per share in the third quarter of 2001 and $112.7 million, or $1.22 per diluted share for the fourth quarter of 2000.

During the fourth quarter, the Company sold its Business Systems unit. As a result, it recorded no revenues from Business Systems in the quarter compared to $14 million recorded in the third quarter of 2001 and $21.4 million in the fourth quarter of 2000. A comparison without the Business Systems unit would compare fourth quarter 2001 revenues of $232.8 million to $248.9 million in the third quarter of 2001 and $284.9 million in the fourth quarter of 2000.

Pro forma gross profit (excluding an inventory write-off of $13.3 million) was $76.2 million (32.7 % of sales) compared to $78.5 million (29.8% of sales) in the third quarter of 2001 and $65.7 million (21.4% of sales) in the fourth quarter of 2000. The pro forma operating loss for the fourth quarter of 2001 was $10.7 million compared to a pro forma operating loss of $16.8 million in the third quarter of 2001 and a pro forma operating loss of $64.0 million for the fourth quarter of 2000.

On a pro forma basis, the net loss from continuing operations for the fourth quarter of 2001 was $11.6 million or $0.12 per diluted share compared to $21.4 million or $0.23 per diluted share for the third quarter of 2001 and net loss of $60.1 million, or $0.65 per diluted share in the fourth quarter of 2000.

Revenues for the year ended December 31, 2001 were $1,014.6 million compared to $1,170.3 million in 2000. Gross profit was $189.3 million in 2001, compared to $426.1 million in 2000. Operating loss in 2001, including impairment of assets, restructuring and spin-off expenses was $384.8 million compared to operating loss of $108.9 million in 2000. Net loss for the full year of 2001 was $412.4 million or $4.44 per diluted share, compared to net loss of $91.4 million, or $1.00 per diluted share in 2000.

Pro forma gross profit for the year (excluding inventory write-offs totaling $108.3 million) was $297.7 million compared to $435.4 million in 2000. The pro forma gross profit, excluding recently reclassified royalties, was $316.5 million compared to $459.8 million. The pro forma operating loss for 2001 was $100.8 million compared to $21.7 million for 2000. Pro forma net loss was $101.1 million or $1.09 per diluted share compared to $10.8 million or $0.12 per diluted share last year.

For further information please visit ECI Telecom's website - www.ecitele.com

Koor Industries will release its Fourth Quarter and Year End 2001 results on March 19, 2002

                                                                About Koor

Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, and internet infrastructure. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:
Yuval Yanai

Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 6238 310
Fax. +9723 6238 313 www.koor.com
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.